SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Chart Industries, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	34-1712937
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

5885 Landerbrook Drive, Suite 205, Cleveland, Ohio	44124
(Address of Principal Executive Offices)	(ZipCode)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☒

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
N/A	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Warrants to Purchase Common Stock

Item 1.	Description Of Registrant’s Securities To Be Registered.

This registration statement registers under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the following securities of Chart Industries, Inc., a Delaware corporation (the “Company”), issued (i) pursuant to the Amended Joint Prepackaged Reorganization Plan of Chart Industries, Inc. and Certain Subsidiaries, dated September 3, 2003 (the “Plan”), and the order of the United States Bankruptcy Court for the District of Delaware, dated September 4, 2003, confirming the Plan (the “Confirmation Order”), and (ii) contemporaneous with the consummation of the Plan on September 15, 2003 (the “Consummation Date”) and the execution of the Warrant Agreement, dated September 15, 2003, by and between Chart Industries, Inc. and National City Bank, as Warrant Agent (the “Warrant Agreement”):

•	Warrants to purchase shares of the Company’s common stock (the “Warrants”)

The Plan is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K/A, filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2003, and is incorporated herein by reference. The Confirmation Order is attached as Exhibit 2.2 to the Company’s Current Report on Form 8-K, filed with the Commission on September 19, 2003 (the “Form 8-K”), and is incorporated herein by reference. The description of the Warrants that follows is qualified in its entirety by the full terms of the security as set forth in the Warrant Agreement attached as Exhibit 4.1 to the Form 8-K, which is incorporated herein by reference.

Description of Warrants

General. Each Warrant entitles the holder thereof to purchase from the Company one fully paid and nonassessable share of the Company’s common stock, par value $.01 per share (“Common Stock”), at a certain exercise price (the “Exercise Price”). As of the Consummation Date, the Exercise Price is $32.97 per share (the “Initial Exercise Price”). The Initial Exercise Price was calculated under a formula provided in the Plan and should not be considered indicative of potential market prices for the Common Stock. The Warrants are exercisable for an aggregate of 280,281 shares (subject to anti-dilution adjustments) of Common Stock. The Warrants expire on the earlier of (x) September 15, 2010 or (y) the occurrence of certain change-in-control transactions or, should the Company cease to be a public company, the occurrence of a new initial public offering in certain cases. After expiration, the Warrants will be void and have no value. Warrants to acquire 280,281 shares of Common Stock were issued and outstanding as of the Consummation Date.

Antidilution Provisions.

(a) Changes in Capital Stock. If the Company (i) pays a dividend in or makes a distribution of shares of its Common Stock, (ii) subdivides its outstanding shares of Common Stock into a larger number of shares of Common Stock, (iii) combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock or (iv) issues other securities of the Company in a reclassification of the Common Stock, the number of shares of Common Stock purchasable upon exercise of each Warrant will be proportionally adjusted so that holders that exercise their Warrant(s) after such action may receive the aggregate number and kind of shares of Common Stock or other securities of the Company which such holder would have owned if such Warrant had been exercised immediately prior to such action.

(b) Distributions. If the Company at any time or from time to time distributes to all holders of Common Stock debt instruments of the Company, shares of another class of its capital stock, cash or other property of any nature, or any options, warrants or other rights to subscribe for or purchase any of the foregoing, then, in each case, the Exercise Price will be adjusted by multiplying the then effective Exercise Price by a fraction equal to (i) the Market Price (as defined in the Warrant Agreement) per share of Common Stock preceding a set record date, less the fair market value (as determined by the Board of Directors) of the portion of the debt instruments of the Company, shares or property so to be distributed applicable to one share divided by (ii) the Market Price per share of Common Stock preceding such record date.

(c) Reorganization, Reclassification, Consolidation, Merger or Sale. If the Company consolidates or merges with or into, or transfers or leases all or substantially all of the assets of the Company to any other person, or reclassifies the Common Stock or engages in a capital reorganization and such transaction does not result in a change-in-control, then the Warrants automatically will become exercisable for the kind and amount of securities, cash or other assets that the holder of a Warrant would have owned immediately after the consolidation, merger, transfer or lease, reclassification or reorganization if the holder had exercised the Warrant(s) immediately before the effective date of the transaction.

(d) Other Antidilution Provisions. Whenever the number of shares of Common Stock purchasable upon the exercise of any Warrant is adjusted as provided in the Warrant Agreement, the Exercise Price payable upon exercise of such Warrant will be proportionally adjusted.

The Board of Directors is authorized, in its sole discretion, to make such additional adjustments in application of the above antidilution provisions as it deems necessary or appropriate to preserve the purchase rights represented by each Warrant.

No adjustment in the number of shares of Common Stock purchasable upon exercise of any Warrants is required unless such adjustment would require an increase or decrease of at least one percent (1.0%) in the number of shares of Common Stock purchasable upon the exercise of each Warrant, and any adjustments that by reason of the terms of the Warrant Agreement are not required to be made will be carried forward and taken into account in any subsequent adjustment.

The Company may elect, in its sole discretion, on or after the date of certain adjustments required by the Warrant Agreement, to adjust the number of Warrants in substitution for an adjustment in the number of shares of Common Stock purchasable upon the exercise of a Warrant. Each of the Warrants outstanding after such adjustment of the number of Warrants will be exercisable for the same number of shares of Common Stock as immediately prior to such adjustment.

Early Termination in Certain Circumstances. In the event of the consummation of (i) a merger or consolidation of the Company with or into another person that results in a change-in-

control, (ii) any sale, lease or other transfer of all or substantially all of the assets of the Company that results in a change-in-control or (iii) an initial public offering of Common Stock after the Company has ceased to be a public company, the Warrants will expire automatically thirty days after holders of the Warrants have been given notice of such event, unless certain controlling stockholders continue to own more than 20% of the voting power or have the contractual right to elect a majority of the Board of Directors. After expiration, the Warrants will be void and have no value.

Exercise of Warrants.

(a) Generally. Holders of Warrants may exercise their right to purchase shares of Common Stock by (i) providing written notice of election to National City Bank or its successor (the “Warrant Agent”), (ii) delivering the certificate(s) evidencing the Warrant(s) (the “Warrant Certificate”) to the Warrant Agent and (iii) paying in cash or by bank or cashier’s check the then effective Exercise Price multiplied by the number of shares of Common Stock in respect of which such Warrant(s) being exercised, together with any applicable taxes and charges.

(b) Cashless Exercise. The Warrant Agreement allows for a cashless exercise of the Warrants. Pursuant to the Warrant Agreement, a Warrant holder may exercise all or any number of whole Warrants represented by a Warrant Certificate without payment of the Exercise Price in cash by surrendering such Warrant(s) and, in exchange, receiving such number of shares of Common Stock calculated by multiplying (i) the number of shares of Common Stock such holder would have received had he or she exercised such Warrant(s) paying cash and (ii) the ratio of (a) the excess of the Market Price over Exercise Price to (b) Market Price (such transaction, a “Cashless Exercise”). Upon surrender of a Warrant Certificate representing more than one Warrant in connection with a holder’s option to elect a Cashless Exercise, such holder must specify the number of Warrants for which such Warrant Certificate is to be exercised.

(c) Restrictions on Transfer. In order to transfer or exchange a Warrant Certificate, the holder must duly endorse such Warrant Certificate or provide executed written instructions. No Warrants, or Common Stock issuable upon exercise of the Warrants, will be sold, exchanged or otherwise transferred in violation of the Securities Act of 1933, as amended, or state securities laws.

Warrant Agent. The Warrant Agent for the Warrants is National City Bank. Its address is 1900 E. 9th Street, Cleveland, Ohio 44114, and its telephone number is (800) 622-6757.

Quotation. Currently, the Warrants are authorized for quotation in the over-the-counter Pink Sheets, under the symbol “CIDIW.” There can be no assurance that any active or regular trading market in the Warrants will develop.

Item 2.	Exhibits.

The following exhibit to this registration statement has been filed as an exhibit to the Form 8-K and is incorporated herein by reference:

Exhibit	Description of Exhibit
4.1	Warrant Agreement, dated September 15, 2003, by and between Chart Industries, Inc. and National City Bank, as Warrant Agent

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CHART INDUSTRIES, INC.

By:	/s/ MICHAEL F. BIEHL

Michael F. Biehl Chief Financial Officer and Treasurer

Date: October 7, 2003

EXHIBIT INDEX

Exhibit No.	Description of Document
4.1	Warrant Agreement, dated September 15, 2003, by and between Chart Industries, Inc. and National City Bank, as Warrant Agent (Incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated September 4, 2003 (Commission File No. 1-11442))

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